Wilmington Funds
1100 North Market Street, 9th Floor
Wilmington, Delaware 19890

ALPS Distributors, Inc.
1290 Broadway, Suite 1100
Denver, CO 80203
July 15, 2021

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Samantha A. Brutlag and Jeff Long

Re:	Wilmington Funds (the “Registrant”)
File No. 333-257123
Form N-14 and Request for Acceleration

Dear Ms. Brutlag and Mr. Long:

The above referenced registration statement on Form N-14, which was initially filed on June 15, 2021 and subsequently delayed via a request filed on June 23, 2021 has been further amended by Pre-Effective Amendment No. 1 filed on July 15, 2021 (the “Registration Statement”), which was filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the purpose of registering Class A and Class I shares of beneficial interest, without par value, of the Wilmington Broad Market Bond Fund (the “Acquiring Fund”), a series of the Registrant, that will be issued to shareholders of Wilmington Intermediate-Term Bond Fund (the “Acquired Fund”), also a series of the Registrant, in connection with a transfer of substantially all of the assets of the Acquired Fund to the Acquiring Fund, pursuant to a Plan of Reorganization, a form of which was included in the Registration Statement.

On behalf of the above referenced Registrant and its principal underwriter, ALPS Distributors, Inc., and pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the Registrant’s Registration Statement on Form N-14 be accelerated to Thursday, July 15, 2021, or as soon as practicable thereafter.  A definitive Prospectus/Information Statement will be filed and mailed to Acquired Fund shareholders shortly thereafter. It is our understanding that you have previously discussed the possible acceleration of the Registration Statement with Jessica D. Burt of Stradley Ronon Stevens & Young, LLP.

Please contact Jessica D. Burt at (202) 419-8409, or in her absence, Cillian M. Lynch at (202) 419-8416, if you have any questions or comments regarding this acceleration request.

Sincerely,

Wilmington Funds		ALPS Distributors, Inc.

	/s/ John C. Mc Donnell		/s/ Stephen Kyllo
Name:	John C. McDonnell	Name:	Stephen Kyllo
Title:	Chief Operations Officer	Title:	SVP & Director